UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2022

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 12, 2022, ADS-TEC ENERGY PLC (the “Company”) hereby furnishes an investor presentation, which is attached hereto as Exhibit 99.1. The investor presentation has been made available on the Company’s website at https://adstec-energy.com/investor-relations-corporate-governance/.

The fact that this presentation is being made available and filed herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of January 12, 2022 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation dated January 12, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: January 12, 2022

ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
		Name:	Thomas Speidel
		Title:	Chief Executive Officer

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